EXHIBIT 99.1


                             [PUBLICIS GROUPE LOGO]


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                                 PRESS RELEASE
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                                                         PARIS, NOVEMBER 2, 2006

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                                PUBLICIS GROUPE:

                    3RD QUARTER REVENUE: (EURO)1,013 MILLION
                              ORGANIC GROWTH +2.6%

              9-MONTH REVENUE TO SEPTEMBER 30: (EURO)3,135 MILLION
                              ORGANIC GROWTH +5.4%

                           STEEP RISE IN NEW BUSINESS:
                             $1.2 BN IN 3RD QUARTER
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MAURICE LEVY, CHAIRMAN & CEO OF PUBLICIS GROUPE, COMMENTS:

"The dip in third-quarter growth has two contributing factors: the winding down of work on some accounts (announced at end-2005 and early 2006) and the cancellation of certain campaigns during the summer. We have experienced similar situations in the past and their impact has always been limited. We believe this to be the case again now.

The very good news for the 3rd Quarter has been the excellent level of new business, with important new clients and with top brands. This clearly demonstrates that the Groupe can provide solutions which meet the changing needs of advertisers.

We confirm our full-year 2006 targets for cash generation (free cash flow before change in working capital requirement).

Together with the strength of our balance sheet, these prospects are a very sound basis for stepping up our program of targeted acquisitions and raising our dividend pay-out ratio."



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BUSINESS AT 30 SEPTEMBER 2006

After expanding very rapidly for four quarters (the second half of 2005 and the first half of 2006) growth slowed in the 3rd quarter of 2006.


   - REVENUE BY GEOGRAPHY FOR THE FIRST NINE MONTHS OF 2006

                                              EUR MILLIONS     ORGANIC GROWTH
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Europe                                           1,217             +4.8%
North America                                    1,351             +4.6%
Asia-Pacific                                     337               +6.1%
Latin America                                    154               +8.7%
Africa, Middle East                              76                +21.9%
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TOTAL                                            3,135             +5.4%

PUBLISHED FIGURES SHOW REVENUE UP 7% ON THE SAME PERIOD OF 2005, DUE TO THE CONTINUED POSITIVE IMPACT OF CURRENCY TRANSLATION AT THE END OF SEPTEMBER.


3RD QUARTER 2006 AND OUTLOOK

Organic growth stood at 2.6% in the 3rd quarter. This is slower than in the two previous quarters, even though growth in Europe remained high.

Modest third-quarter growth in North America reflects the main impact of accounts lost at the end of 2005 and in early 2006, yet this should be largely offset by major new accounts won in the third quarter. Fourth-quarter projections for Publicis Healthcare Communications Group in the US are far more upbeat than for the 3rd quarter.

Growth in Asia-Pacific was shaped by two separate developments: a decline in Korea and Publicis Groupe's aggressive drive to implement a more selective sales policy in China.

Last but not least, media revenue in Africa and the Middle East marked a temporary lag which should have no significant impact on full-year growth in this area.

With this in mind, the Groupe forecasts organic growth greater than or equal to 5% over the entire year of 2006.



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REVENUE BY GEOGRAPHY, 3RD QUARTER 2006

                                              EUR MILLIONS     ORGANIC GROWTH
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Europe                                           397               +4.9%
North America                                    430               +0.6%
Asia-Pacific                                     112               +3.1%
Latin America                                    50                +3.9%
Africa, Middle East                              24                -4.4%
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TOTAL                                            1,013             +2.6%


o  STEEP REBOUND IN ACCOUNTS WON, WITH NET NEW BUSINESS TOTALING $1.2 BILLION


Altogether, group networks generated a NET $1.2 BILLION during the quarter, bringing THE TOTAL FOR THE FIRST NINE MONTHS OF THE YEAR TO $2.8 BILLION.

New accounts won in the 3rd quarter included advertising for JC Penney and instore marketing for Wal-Mart in the US, advertising worldwide for Sony Ericsson, and extension of collaboration for Citibank - Europe and Asia.


CORPORATE GOVERNANCE AND MANAGEMENT STRENGTHENED

PUBLICIS GROUPE
- FABRICE FRIES is appointed General Secretary of the Groupe and member of the P12 (Groupe Executive Board).
- JEAN-MICHEL ETIENNE is named Executive Vice President (Finance) and JEAN-YVES NAOURI Executive Vice President (Operations). Both are also members of the P12.

PUBLICIS NETWORK
- OLIVIER FLEUROT joined Publicis as Executive Chairman. He will focus on strategic directions for the network and help develop major accounts worldwide. In this capacity he also became a member of the P12. Working with him, RICHARD PINDER was appointed Chief Operating Officer of the Publicis network.



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CONTINUED TARGETED ACQUISITIONS

In line with its strategy to develop its activities in digital and SAMS, the Groupe acquired MOXIE INTERACTIVE in the US and POLE NORD in France in the third quarter.

It also  acquired  BOZ, a leader in healthcare  communications  in France.  Most
recently,  the  Groupe  acquired  EMOTION,   Asia's  leading  agency  in  events
communications with a presence in six countries.


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ABOUT PUBLICIS GROUPE
Publicis Groupe (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. With activities spanning 104 countries on five continents, the Groupe employs approximately 40,000 professionals.

The Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications. Web sites: WWW.PUBLICISGROUPE.COM and WWW.FINANCE.PUBLICISGROUPE.COM



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                                                                        CONTACTS
                       PIERRE BENAICH - INVESTOR RELATIONS     +33 1 44 43 65 00
                      EVE MAGNANT - CORPORATE COMMUNICATIONS   +33 1 44 43 77 70
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                                    APPENDIX
                        NEW BUSINESS IN 3RD QUARTER 2006
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                        1.2 BILLION NET IN NEW ACCOUNTS
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                                   MAIN GAINS


PUBLICIS: WHIRLPOOL BRANDS (EXTENSION) (US) - NESTLE WATERS / CALISTOGA (US) - HEART & STROKE (CANADA) - MINISTRY OF HEALTH (CANADA) - SHARP ELECTRONICS (CANADA) - PREMIER FOODS/ OXO (UK) - BETANDWIN (GERMANY) - DEUTSCHE BAHN (EXTENSION) - (GERMANY) - KENTUCKY FRIED CHICKEN (GERMANY)

LEO BURNETT: RIM (US) - SARA LEE (EXTENSION) (US) - KRAFT (EUROPE, MARKETING SERVICES) - TESCO STORES (INTERACTIVE) (UK) - METRO (SWEDEN) - GENERALI SEGUROS (PORTUGAL) - HONG LEONG PROPERTIES (MALAYSIA) - WINGTAI ASIA (HONG KONG) - PROCTER & GAMBLE/ INFASIL (ITALY) - BERLONI (ITALY) - INDESIT (ITALY) - KOYA (RUSSIA) - UNISNACK (AUSTRALIA) - FEMBI (PUERTO RICO)

SAATCHI & SAATCHI: JC PENNEY (US) - WAL-MART IN-STORE MARKETING (US) - SUEZ (US)
- CHINA MOBILE (CHINA) - ESPN STAR SPORTS (CHINA) - DAVID JONES (AUSTRALIA) - AUSSIE HOME LOANS (AUSTRALIA) - BANK NEGARA (INDONESIA) - SONY ERICSSON
(GLOBAL) - SOUTH AFRICA POST OFFICE (SOUTH AFRICA )

FALLON: GARMIN (US) - CROWNE PLAZA HOTELS & RESORTS (US) - CITIBANK (EXTENSION EUROPE AND ASIA) - ALLEN EDMONDS (UK) - VOLKSWAGEN/POLO, BEETLE, TOUAREG (JAPAN)
- SONY/ BRAVIA (JAPAN)

KAPLAN THALER: LIZ CLAIBORNE (US), WYETH /CENTRUM-CALTRATE (US)

STARCOM MEDIAVEST GROUP (MEDIA BUYING AND CONSULTANCY):
MOOSEHEAD BREWERIES (CANADA) - PRODIMARQUES (FRANCE) - PHILIP MORRIS (GREECE) - ZPT (POLAND) - ITI NEOVISION (POLAND)

ZENITHOPTIMEDIA (MEDIA BUYING AND CONSULTANCY):
NESTLE/UNCLE TOBY'S (AUSTRALIA) - JETSTAR INTERNATIONAL (AUSTRALIA) - CAPITAL ONE (UK) - GRIESSON DE BEUKELAER (GERMANY) - L'OREAL/ BEAUTY CARE (NEW ZEALAND)

SAMS (SPECIALIZED AGENCIES AND MARKETING SERVICES):

PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: PROJECTS FOR NOVARTIS (US) - ORTHO MC NEIL NEUROLOGICS (US) - MPT (US) - KING (US)

PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS: PROJECTS FOR MANPOWER, AXA, LLOYDS OF LONDON, GDF/SUEZ, FRENCH MINISTRY OF ECOLOGY AND SUSTAINABLE DEVELOPMENT, RESICO.



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                                   MAIN LOSSES

No significant losses in Q3.



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